EXHIBIT 99.1





                                  ANNOUNCEMENT




                              WPP GROUP PLC ("WPP")
                              --------------------




WPP will be announcing its interim results on Tuesday, 20 August 2002, in respect of the six months ended 30 June 2002.






11 July 2002